

SEC   **09058099**   MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-**47810** |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2008**   AND ENDING   **12/31/2008**

                                                 MM/DD/YY                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   **VALDÉS & MORENO, INC.**

| OFFICIAL USE ONLY |
|---|
| |
| **FIRM I.D. NO.** |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1600 Genessee Street, Suite 630**
                                         (No. and Street)

**Kansas City**            **Missouri**            **64102-1039**
    (City)                 (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Marco R. Listrom**                          **816-221-6700**
                                                 (Area Code - Telephone Number)

## A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Higdon & Hale, CPA's, P.C.**
                       (Name - *if individual, state last, first, middle name*)

**6310 Lamar Ave., Suite 110**    **Overland Park**     **Kansas**     **66202**
  (Address)              (City)          (State)       (Zip Code)

**CHECK ONE:**

    **X** Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

## FOR OFFICIAL USE ONLY

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ Marco R. Listrom _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Valdés & Moreno, Inc. _____, as of _____ December 31 _____, 20_08_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____


LIN...
Notary ...
State of Kansas
My Commission Exp...  7-13-11

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X  (a)  Facing Page.
X  (b)  Statement of Financial Condition.
X  (c)  Statement of Income (Loss).
X  (d)  Statement of Changes in Financial Condition.
X  (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X  (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐  (g)  Computation of Net Capital.
X  (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X  (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X  (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
☐  (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
X  (l)  An Oath or Affirmation.
☐  (m)  A copy of the SIPC Supplemental Report.
☐  (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X  (o)  Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.I.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C P.A.

# HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION

6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
**Valdés & Moreno, Inc.**

We have audited the accompanying statement of financial condition of **Valdés & Moreno, Inc.** as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Valdés & Moreno, Inc.** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Higdon & Hale*

Higdon & Hale
Certified Public Accountants
February 24, 2009

## VALDÈS & MORENO, INC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2008

### ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 74,150 |
| Temporary cash investments | | 75,449 |
| Receivable from clearing broker | | 10,030 |
| Deposit with clearing broker | | 25,000 |
| Total current assets | | 184,629 |
| | | |
| **DEPRECIABLE ASSETS** | | |
| Office equipment | | 31,523 |
| Accumulated depreciation | | (31,523) |
| Net depreciable assets | | - |
| | | |
| **OTHER ASSETS** | | |
| Investments | | 106,253 |
| | | |
| **TOTAL ASSETS** | $ | 290,882 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | 21,511 |
| Accrued payroll | | 9,113 |
| Accrued payroll taxes and benefits | | 3,543 |
| Dividends payable | | 6,105 |
| Accrued income taxes | | 8,923 |
| Total current liabilities | | 49,195 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Capital stock | | 214,000 |
| Retained earnings | | (11,766) |
| Accumulated other comprehensive income (loss): | | |
| Unrealized gain on securities | | 39,453 |
| Total stockholders' equity | | 241,687 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 290,882 |

The accompanying notes are an integral part of these financial statements

**VALDÈS & MORENO, INC**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | | | | |
|---|---|---|---|---:|
| **REVENUES** | | | | |
| Commissions | | | $ | 55,814 |
| Trading gains | | | | 3,228 |
| Advisory and placement fees | | | | 541,383 |
| Realized gain (loss) on investment income | | | | 12,951 |
| Miscellaneous | | | | 13,620 |
| Total revenues | | | | 626,997 |
| | | | | |
| **DIRECT COSTS OF REVENUES** | | | | |
| Clearing expenses | $ | 8,900 | | |
| Other charges | | 2,961 | | 11,861 |
| | | | | |
| **GROSS MARGIN** | | | | 615,136 |
| | | | | |
| **EXPENSES** | | | | |
| Employee compensation and benefits | | | | 450,254 |
| Quotation | | | | 15,422 |
| Travel and entertainment | | | | 21,266 |
| Advisory fees | | | | 6,000 |
| Office expense | | | | 20,396 |
| Regulatory expense and fees | | | | 22,493 |
| Depreciation | | | | - |
| Miscellaneous | | | | 37,595 |
| Total expenses | | | | 573,425 |
| | | | | |
| **INCOME BEFORE INCOME TAXES** | | | | 41,710 |
| | | | | |
| **PROVISION FOR INCOME TAXES** | | | | 8,593 |
| | | | | |
| **NET INCOME** | | | $ | 33,117 |

The accompanying notes are an integral part of these financial statements

EXHIBIT C

**VALDÈS & MORENO, INC**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | Common Stock Class A & B | Preferred Stock | Retained Earnings | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|
| **BALANCE, BEGINNING OF YEAR** | $ 2,000 | $ 212,000 | $ (13,523) | $ 202,940 |
| Additions | - | - | - | - |
| Dividends | - | - | (31,360) | - |
| **COMPREHENSIVE INCOME** | | | | |
| Net income (loss) | - | - | 33,117 | - |
| **OTHER COMPREHENSIVE INCOME** | | | | |
| Unrealized gain (loss) on investments | - | - | - | (163,487) |
| **BALANCE, END OF YEAR** | $ 2,000 | $ 212,000 | $ (11,766) | $ 39,453 |

# VALDÈS & MORENO, INC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2008

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | | |
|---|---|---:|
| Net income | $ | 33,117 |
| Depreciation | | - |
| Realized (gains) losses | | (12,951) |
| Adjustments to reconcile net inconme to net cash | | |
| provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in temporary cash investments | | 30,551 |
| (Increase) decrease in receivable and deposits from clearing broker | | (1,550) |
| Increase (decrease) in accounts payable | | 12,463 |
| Increase (decrease) in accrued income taxes | | 5,908 |
| Increase (decrease) in dividends payable | | (3,912) |
| Increase (decrease) in accrued liabilities | | 378 |
| Net cash provided by operating activities | | 64,004 |

**CASH USED BY INVESTING ACTIVITIES:**

| | | |
|---|---|---:|
| Proceeds from sale of investments | | 40,151 |

**CASH USED IN FINANCING ACTIVITIES:**

| | | |
|---|---|---:|
| Dividends | | (31,360) |

| | | |
|---|---|---:|
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | 72,795 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | | 1,355 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ | 74,150 |

The accompanying notes are an integral part of these financial statements

# VALDÉS & MORENO, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2008

**NOTE 1    SIGNIFICANT ACCOUNTING POLICIES**

*A.    Nature of the Business*

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

*B.    Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2008 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

*C.    Statement of Cash Flows*

**Cash and Cash Equivalents** - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2008, the Company did not have any cash equivalents.

**Cash Paid - Interest and Taxes** - The amounts of cash paid for interest and taxes for the year ended December 31, 2008 are as follows:

| | | |
|---|---|---|
| Interest | $ | 2,043 |
| Income taxes | $ | 2,675 |

*D.    Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. All assets were fully depreciated as of December 31, 2005 and accordingly there was no depreciation for the year ended December 31, 2008.

*E.    Comprehensive Income Reporting*

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholder's equity rather than in net income).

NOTE 2    NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2008, the Company had aggregate indebtedness of $26,224 and net capital of $213,436 which resulted in a ratio of .12 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2008, based on its minimum requirement, the Company had excess net capital of $113,436.

NOTE 3    RELATED PARTIES

The controlling Shareholder of the Company also owns 52% of the voting stock of Valdés Capital Management, Inc., an investment advisory firm. Valdés Capital Management, Inc. provides investment advice to the Company that is used by the Company in formulating investment recommendations for its customers. The Company paid Valdés Capital Management, Inc., advisory fees totaling $ 6,000 in 2008.

NOTE 4    CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding

Preferred stock; $100 par value,
2,120 shares issued and outstanding

# VALDÉS & MORENO, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2008

**NOTE 5**       **INVESTMENTS**

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities are recorded at fair market value if they have a readily determinable fair value. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet. Realized gains or losses on disposition and declines in value judged to be other than temporary will be included in income in the period the applicable loss occurs.

Investments at December 31, 2008 include marketable securities with a cost basis of $66,800 and a fair market value of $106,253, resulting in an unrealized gain of $39,453.

**NOTE 6**       **LEASE COMMITMENTS**

The Company presently leases office space on a month-to-month basis at the rate of $910 per month. Effective February 1, 2009 the amount of office space under lease was reduced and the monthly rent was reduced to $720 still operating on a month –to-month basis.

SUPPLEMENTAL INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | as of: December 31, 2008 |
|---|---|
| Valdès & Moreno, Inc | |

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---:|---:|---|
| 1. | Total ownership equity from Statement of Financial Condition | | $ | 241,687 | 3480 |
| 2. | Deduct Ownership equity not allowable for Net Capital | | | - | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 241,687 | 3500 |
| 4. | Add: | | | | |
| | A. | Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - | 3520 |
| | B. | Other (deductions) or allowable credits (List) | | - | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | $ | 241,687 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. | Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $   - 3540 | | |
| | B. | Secured demand note delinquency | 3590 | | |
| | C. | Commodity futures contracts and spot commodities – proprietary capital charges | - 3600 | | |
| | D. | Other deductions and/or charges | - 3610 | - | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | - | 3630 |
| 8. | Net capital before haircuts on securities positions | | $ | 241,687 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f): | | | | |
| | A. | contractual securities commitments | $   - 3660 | | |
| | B. | Subordinated securities borrowings | 3670 | | |
| | C. | Trading and investment securities: | | | |
| | | 1.  Exempted securities | 3735 | | |
| | | 2.  Debt securities | - 3733 | | |
| | | 3.  Options | 3730 | | |
| | | 4.  Other securities | (15,938) 3734 | | |
| | D. | Undue Concentration | (12,313) 3650 | | |
| | E. | Other (List) | - 3736 | (28,251) | 3740 |
| 10. | Net Capital | | $ | 213,436 | 3750 |

OMIT PENNIES

NOTE:     There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | as of December 31, 2008 |
|---|---|
| Valdès & Moreno, Inc. | |

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6 2/3% of line 18) | $ 1,748 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 100,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 100,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ 113,436 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 18) | *22 $ 210,813 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 26,224 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | *21 $ - | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | - | 3830 |
| 18. | Total aggregate indebtedness | | | $ 26,224 | 3840 |
| 19. | Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % 12% | 3850 |
| 20. | Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d) | | | % - | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ - | 3970 |
| 22. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | *23 $ | 3880 |
| 23. | Net capital requirement (greater of line 21 or 22) | $ | 3760 |
| 24. | Excess capital (line 10 less 23) | $ | 3910 |
| 25. | Net capital in excess of the greater of: | | |
| | A. 5% of combined aggregate debit items or $120,000 | $ | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

**VALDÉS & MORENO, INC.**

**COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2008**

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

SCHEDULE III


VALDÉS & MORENO, INC.


INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008


The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii).  The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.



# HIGDON & HALE

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL
## ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
**Valdés & Moreno, Inc.**

In planning and performing our audit of the financial statements of **Valdés & Moreno, Inc.** for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale
Certified Public Accountants
February 24, 2009

VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2008

# CONTENTS

Page

**FACING PAGE**

**INDEPENDENT AUDITOR'S REPORT**

**EXHIBITS:**